Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006-1806

202.373.6000

202.373.6001

bingham.com

August 1, 2012

VIA EDGAR TRANSMISSION

Mr. Ed Bartz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment No. 91 (“PEA”)

(File Nos. 333-132380 and 811-21864)

Dear Mr. Bartz:

We are writing to respond to the oral comments we received from you on March 19, 2012 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 1, 2012. The primary purpose of the PEA was to introduce a new series to the Trust, the WisdomTree China Dividend ex-Financials Fund (the “Fund”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (“SAI”). Underlined words indicate language that has been added as indicated in the applicable response.

Prospectus

1.	Comment: In the Fund’s investment strategy, please clarify if the Fund intends to invest in the common stocks that make up the Index or if it will include other types of stock.

Response: The Fund intends to invest in the common stocks that make up the Index and has made this clarification in the registration statement.

2.	Comment: Where applicable, please replace the phrase “The Index measures the performance of…” with “The Index is comprised of…”

Response: We have made the requested change.

3.	Comment: Please disclose the criteria the Fund and its Index use to define the companies in each of the sectors enumerated in the investment strategy sections of the registration statement.

Response: We have revised the Fund’s investment strategy to add the following new disclosure:

WisdomTree Investments, Inc., as index provider, currently uses Standard & Poor’s Global Industry Classification Standards (“S&P GICS”) to define companies in each

Mr. Ed Bartz

August 1, 2012

sector. The following sectors are included in the Index: Consumer Discretionary, Consumer Staples, Energy, Health Care, Industrials, Information Technology, Materials, Telecommunication Services, and Utilities. A sector is comprised of multiple industries. For example, the Energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.

4.	Comment: The Index description states the Index may include companies with a market capitalization of “at least $1 billion.” To the extent the Index is, or reasonably expects to be, comprised of companies with a market capitalization of between $1 and $2 billion, please include small capitalization risk in the Fund’s Principal Risks in both the Summary and Additional Risks sections of the Prospectus.

Response: While companies with a float-adjusted market capitalization of $1 billion are eligible for inclusion in the Index, currently more than 85% of the Index is comprised of companies with a minimum market capitalization of $2 billion, and over 36% of the Index is comprised of companies with a market capitalization in excess of $10 billion. Because more than 85% of the Index is currently comprised of mid-to large-capitalization companies, the Adviser believes the current disclosure for mid-to large-capitalization risk, which notes that the Fund “currently invests a relatively large percentage of its assets in the securities of mid- and large-capitalization companies,” is appropriate. For these reasons, we respectfully decline to make this change.

5.	Comment: The Index description states it will be comprised of companies “domiciled” in China. Please clarify what you mean by the word domiciled.

Response: In this context, “domiciled” refers to those companies for which China is their place of business or organization for legal purposes.

6.	Comment: The Index description states the “maximum weight of any one sector in the Index is capped at 25%.” The Fund’s strategy, however, notes that to the extent the Fund’s Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent as its Index. Please confirm whether these statements are consistent. Additionally, if at any point the Index, and therefore the Fund, concentrates in a particular industry, please supplement the registration statement with the appropriate risk disclosure.

Response: As previously discussed in Comment 3 above, each sector consists of multiple industries. As described in the Fund’s Principal Investment Strategy section, each sector in the Index is capped at the time of its annual rebalance at 25%. It is, however, possible one or more sectors may drift above the 25% limit in between each rebalancing. Because there is no limit on the individual industries within each sector, or on each sector weight in between each annual rebalancing, it is possible the Index could concentrate (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries. In such a case, the Fund will concentrate its investments to approximately the same extent as its Index.

7.	Comment: Please enhance the China-specific risk disclosure in the Prospectus.

Response: We have made the requested change and added the following new disclosure:

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Mr. Ed Bartz

August 1, 2012

Because the Fund invests primarily in the securities of companies domiciled in China, the Fund’s performance is expected to be closely tied to social, political, and economic conditions within China and to be more volatile than the performance of more geographically diversified funds. The government of China maintains strict currency controls in order to achieve economic, trade and political objectives and regularly intervenes in the currency market. The Chinese government also plays a major role in the country’s economic policies regarding foreign investments. Foreign investors are subject to the risk of loss from expropriation or nationalization of their investment assets and property, governmental restrictions on foreign investments and the repatriation of capital invested. In addition, the rapid growth rate of the Chinese economy over the past several years may not continue, and the trend toward economic liberalization and disparities in wealth may result in social disorder, including violence and labor unrest. These and other factors could have a negative impact on the Fund’s performance and increase the volatility of an investment in the Fund.

8.	Comment: Please add disclosure to the Prospectus that any change to the Fund’s investment objective will only be made upon 60 days’ written notice to shareholders.

Response: We have made the requested change.

SAI

9.	Comment: Please delete the reference to “non-U.S. government” in the Funds’ concentration policies under “Investment Limitations.”

Response: We have made the requested change.

10.	Comment: Under “Investment Limitations” in the SAI, please revise the Fund’s concentration policy to state “the Fund may invest up to 25% of its total assets…”

Response: As discussed in Comment 6 above, it is possible that the Fund may concentrate in a particular industry to the same extent the Fund’s underlying Index concentrates in the securities of a particular industry or group of industries. Therefore, the policy is correct as currently disclosed in the registration statement.

11.	Comment: Please explain why you believe a Transaction Fee of up to 110% of the amount of the Creation Unit amount is reasonable.

Response: We have revised the disclosure in this section and replaced it with the language below. As disclosed in the SAI, the Transaction Fee protects the existing shareholders of the Fund from the dilutive costs associated with portfolio transactions in connection with the purchase and redemption of Creation Units.

Creation Transaction Fee. The Fund imposes a “Transaction Fee” on investors purchasing or redeeming Creation Units. The purpose of the Transaction Fee is to protect the existing shareholders of the Fund from the dilutive costs associated with the purchase and redemption of Creation Units. Where the Fund permits cash creations (or redemptions) or cash in lieu of depositing one or more Deposit Securities, the purchaser (or redeemer) may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying (or selling) those particular Deposit Securities. Transaction Fees will differ for each WisdomTree Fund, depending on the transaction expenses related to each Fund’s portfolio securities, and will be limited to amounts that have been determined by WisdomTree Asset Management to be appropriate. The maximum Transaction Fee for the Fund, as set forth in the table below, may be charged in cases where the Fund permits cash or cash in lieu of Deposit Securities. Investors purchasing or redeeming through the DTC process generally will pay a higher Transaction Fee than will investors doing so through the NSCC process. Also, investors who use the services of a broker or other such intermediary may be charged a fee for such services, in addition to the Transaction Fee imposed by the Fund.

The following table sets forth the standard and maximum creation and redemption transaction fee for the Fund. These fees may be changed by the Trust.

Fund	Approximate Value for One Creation Unit	Standard Creation/Redemption Transaction Fee	Maximum Creation/Redemption Transaction Fee
WisdomTree China Dividend ex-Financials Fund	$2,500,000	$1,000	$4,000

Mr. Ed Bartz

August 1, 2012

12.	Comment: In the third paragraph under “Placement of Redemption Orders”, please clarify that a redemption order will only be rejected because it is not in proper form [due to insufficient shares].

Response: We have added the new text below to further clarify the only reason for rejection of a redemption request in this context would be that the request is not in proper form.

Current:

If the requisite number of shares of the Fund is not delivered on the Transmittal Date as described above, the Fund may reject or revoke acceptance of the redemption request.

As Revised:

If the requisite number of shares of the Fund is not delivered on the Transmittal Date as described above, the Fund may reject or revoke acceptance of the redemption request because the Authorized Participant has not satisfied all of the settlement requirements.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149 or John McGuire at 202.373.6799.

Sincerely,

/s/ Kathleen M. Long

Kathleen M. Long

cc: W. John McGuire, Esq.

     Richard Morris, Esq.

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